SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C.20549

                                   FORM 6-K

                        Report of Foreign Private Issuer
                       Pursuant to Rule 13a-16 or 15d-16
                     of the Securities Exchange Act of 1934



                                 24 May, 2005


                              LLOYDS TSB GROUP plc
                (Translation of registrant's name into English)


                              5th Floor
                              25 Gresham Street
                              London
                              EC2V 7HN
                              United Kingdom


                    (Address of principal executive offices)



Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                          Form 20-F..X..Form 40-F.....


Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                               Yes .....No ..X..

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule
12g3-2(b): 82- ________



                                  Index to Exhibits

Item

No. 1 Regulatory News Service Announcement, dated 24 May, 2005 re: Directorate Change



103/05                                                          24 May 2005




LLOYDS TSB GROUP APPOINTS EXECUTIVE DIRECTOR UK RETAIL BANKING



Lloyds TSB Group announces the appointment of Teresa ('Terri') Dial, as Group Executive Director UK Retail Banking.



Terri Dial brings considerable experience to the Group, having spent 28 years at Wells Fargo in the US, most recently as Group EVP (Executive Vice President) and member of the management committee of Wells Fargo & Co. and President and CEO of Wells Fargo Bank. Wells Fargo Bank is one of the US's largest retail banks with over 3,000 branches and over 16 million customers across 23 states.



Widely known as one of the US's most prominent retail bankers, Terri was seen as the driving force in the growth and success of Wells Fargo's retail and small business banking.



Dick Kovacevich, Chairman and CEO, Wells Fargo & Co, said: "Terri is an exceptional and experienced retail banker and business executive with a natural instinct for what customers want. In her time at Wells Fargo, she and her team introduced new and innovative products, technology, and distribution strategies that have now been adopted throughout the United States banking industry. She is a real coup for Lloyds TSB and is sure to make a terrific contribution to their business."



Terri retired from Wells Fargo in 2001 and since then has held a portfolio of directorships with small cap technology oriented companies including Chairman of the LookSmart Corporation and Lead Director of Onyx Software.



Eric Daniels, Group Chief Executive, said: "Terri brings outstanding retail banking experience and a terrific track record and I am delighted to welcome her to the team. With her vision and leadership, she has the ability to develop our retail business to its full potential."



Terri Dial said: "This is a tremendous opportunity for me to lead the retail bank within Lloyds TSB and I am excited by the scope of the role. I was attracted by the brand, franchise and heritage of the Group and am looking forward to growing the business for the future."



Terri will join Lloyds TSB on 1 June 2005.



                                    - ends -




Notes:



1.         Biographical details about Teresa Dial are attached.



2. To comply with paragraph 16.4 of the UK Listing Authority listing rules, the company confirms that:



(i) Teresa Dial has held directorships during the past five years in Onyx Software, NDCHealth, Wink Communications, LookSmart and Pinnacle Systems, all of which were publicly quoted companies; and

(ii) there are no matters required by paragraphs 6.F.2 (b) to (g) of the listing rules to be disclosed regarding her.





Biographical details:


2004 to date          Chairman, LookSmart Corporation

                      Non executive Director, Pinnacle Systems Inc
2001 to date          Non executive Director, NDCHealth

                      Lead Director, Onyx Software Corp (Lead Director since 2004 and non executive director since 2001)
1973 - 2001           Wells Fargo Bank
          1998 - 2001 President & CEO, Wells Fargo Bank

                      Group EVP and member of the management committee, Wells Fargo & Co
          1997 - 1998 Vice Chairman, Consumer and Small Business Banking Group
          1996 - 1997 Vice Chairman, Business Banking & Consumer Credit
          1991 - 1996 EVP and Group Head, Business Banking
          1973 - 1991 Various senior management and operational roles
Awards:               Received awards from the National Association of Women Business Owners, the
                      Association of Women CPAs, NOW Legal Defense and Education Fund, San Francisco
                      Business Times and the California Small Business Roundtable
Education:            Northwestern University - degree in Political Science
Age:                  55





For further information:


Investor Relations                                       +44 (0) 20 7356 2167

Michael Oliver

Director of Investor Relations

E-mail: michael.oliver@ltsb-finance.co.uk


Media                                                    +44 (0) 20 7356 2121

Mary Walsh

Director of Corporate Relations

E-mail: mary.walsh@lloydstsb.co.uk







                           FORWARD LOOKING STATEMENTS



This announcement contains forward looking statements with respect to the business, strategy and plans of the Lloyds TSB Group and its current goals and expectations relating to its future financial condition and performance. Statements that are not historical facts, including statements about Lloyds TSB Group's or management's beliefs and expectations, are forward looking statements. By their nature, forward looking statements involve risk and uncertainty because they relate to events and depend on circumstances that will occur in the future. Lloyds TSB Group's actual future results may differ materially from the results expressed or implied in these forward looking statements as a result of a variety of factors, including UK domestic and global economic and business conditions, risks concerning borrower credit quality, market related risks such as interest rate risk and exchange rate risk in its banking businesses and equity risk in its insurance businesses, inherent risks regarding changing demographic developments, catastrophic weather and similar contingencies outside Lloyds TSB Group's control, any adverse experience in inherent operational risks, any unexpected developments in regulation or regulatory actions, changes in customer preferences, competition, industry consolidation, acquisitions and other factors. For more information on these and other factors, please refer to Lloyds TSB Group's Annual Report on Form 20-F filed with the US Securities and Exchange Commission and to any subsequent reports furnished by Lloyds TSB Group to the US Securities and Exchange Commission or to the London Stock Exchange. The forward looking statements contained in this announcement are made as of the date hereof, and Lloyds TSB Group undertakes no obligation to update any of its forward looking statements.




                                   Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                              LLOYDS TSB GROUP plc
                                  (Registrant)



                                    By:       M D Oliver

                                    Name:     M D Oliver

                                    Title:    Director of Investor Relations



Date:  24 May, 2005